SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549
                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934


                     Dime Community Bancorp, Inc.
-------------------------------------------------------------------------

                          (Name of Issuer)

              Common Stock, par value $.01 per share
-------------------------------------------------------------------------
                  (Title of Class of Securities)

                            253922-10-8
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                                  (CUSIP Number)

                                      N/A
           ----------------------------------------------------
           Date of Event which Requires Filing of the Statement

Check the appropriate box to designate thge rule pursuant to which the Schedule is filed:

              Rule 13d-1(b)
           X  Rule 13d-1(c)
              Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   253922-10-8                   13G          Page 2 of 6 Pages


1                  NAME OF REPORTING PERSON
                   SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

                   The Compensation Committee of Dime Community Bancorp, Inc.

2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                        (b)

3                  SEC USE ONLY

4                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware Corporation's Compensation Committee
                     organized in New York


                     5          SOLE VOTING POWER                  0



                     6          SHARED VOTING POWER                0
   NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY          7          SOLE DISPOSITIVE POWER             0
     EACH
  REPORTING
    PERSON
     WITH
                     8          SHARED DISPOSITIVE POWER   1,745,700


9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON                          1,745,700


10          CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            14.04% of 12,438,113 shares of Common Stock outstanding as of December 31, 1997

12                         TYPE OF REPORTING PERSON*      00

              *SEE INSTRUCTION BEFORE FILLING OUT!

                                                       Page 3 of 6 Pages


                    ITEM 1(a)

NAME OF ISSUER:  Dime Community Bancorp, Inc. ("Company")

                    ITEM 1(b)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 209 Havemeyer Street
                                                Brooklyn,   NY   11211

                    ITEM 2(a)

NAME OF PERSON FILING: The Compensation Committee of
                          Dime Community Bancorp, Inc.

                    ITEM 2(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE: 209 Havemeyer Street
                                      Brooklyn, NY  11211

                    ITEM 2(c)

CITIZENSHIP: U.S.A.

                    ITEM 2(d)

TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share
                              ("Common Stock")

                    ITEM 2(e)

CUSIP NUMBER: 253922-10-8

                     ITEM 3

This Statement is filed pursuant to Section 240.13d-1(c).

                                                       Page 4 of 6 Pages
                     ITEM 4
OWNERSHIP:

          The following  information with respect
to  the  Committee's  ownership  of  Common  Stock  is
provided as of December 31, 1997.   None  of  the
shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.


     (a) AMOUNT BENEFICIALLY OWNED               1,745,700
     (b) PERCENT OF CLASS                            14.04%
     (c)   NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:
           (i)  SOLE POWER TO VOTE OR TO
                  DIRECT THE VOTE
           (ii) SHARED POWER TO VOTE OR TO
                  DIRECT THE VOTE
           (iii)SOLE POWER TO DISPOSE OR TO
                  DIRECT DISPOSITION OF
           (iv) SHARED POWER TO DISPOSE OR TO
                 DIRECT DISPOSITION OF           1,745,700


The Compensation Committee  (the  "Committee") of
Dime  Community  Bancorp,  Inc.  serves   certain
administrative  functions  for The Employee Stock
Ownership  Plan of Dime Community  Bancorp,  Inc.
and Certain  Affiliates (the "ESOP"), an employee
stock   ownership   plan   under   the   Employee
Retirement   Income  Security  Act  of  1974,  as
amended ("ERISA")  with  individual  accounts for
the  accrued benefits of participating  employees
and  their  beneficiaries.   The  Committee  also
serves  certain  administrative functions for The
Recognition  and  Retention   Plan   For  Outside
Directors,   Officers   and   Employees  of  Dime
Community  Bancorp,  Inc.  (the  "RRP").   As  of
December 31, 1997, the ESOP owns 1,163,800 shares
of the Company's common stock, of  which  131,400
of  such  shares had been allocated to individual
accounts established  for participating employees
and their beneficiaries,  and  1,032,400  of such
shares were held, unallocated, for allocation  in
future  years.   As of December 31, 1997, the RRP
owns  581,900  shares  of  the  Company's  common
stock,  all  of  which  have  been  allocated  to
individuals.  All shares of common stock owned by
the ESOP and RRP are held by Marine Midland Bank,
as  Trustee,  as  of   December  31,  1997.   The
Committee has the power  and  authority to direct
the  Trustee  of  the  ESOP with respect  to  the
investment of the ESOP's  assets  (including  the
acquisition  or disposition of both allocated and
unallocated shares of the Company) in the absence
of a tender offer,  but  has no voting power with
respect  to any shares.  The  Committee  has  the
power and  authority to direct the Trustee of the
RRP with respect  to the investment of all assets
of the RRP and with  respect  to  the exercise of
voting rights, but has assigned voting and tender
rights  over  allocated  shares  to participating
officers  and  directors.   With respect  to  the
ESOP, ERISA, in limited circumstances, may confer
upon the Trustee the power and  duty  to  control
the   voting   and   tendering  of  Common  Stock
allocated  to  the  accounts   of   participating
employees and beneficiaries who fail to exercise their voting and/or tender rights.

                                                       Page 5 of 6 Pages

                     ITEM 5
Not applicable

                     ITEM 6

OWNERSHIP OF MORE THAN FIVE  PERCENT ON BEHALF OF
ANOTHER PERSON:

          Under  the  ESOP,  dividends  on Common
Stock  allocated to the accounts of participating
employees  and their beneficiaries, to the extent
paid in the  form  of  additional securities, are
added  to their respective  individual  accounts.
Dividends   on  Common  Stock  allocated  to  the
accounts  of participating  employees  and  their
beneficiaries,  to  the extent paid in cash, are.
at  the  direction  of the  Company,  either  (i)
credited to the respective  individual  accounts,
(ii)  distributed  to the participating employees
and their beneficiaries,  or  (iii)  used  to pay
principal    and    interest    on    outstanding
indebtedness  incurred by ESOP to acquire  Common
Stock.  Under the  RRP, dividends on Common Stock
allocated  to  the  accounts   of   participating
employees and their beneficiaries, to  the extent
paid  in  the form of additional securities,  are
added to their  respective  individual  accounts.
Dividends   on  Common  Stock  allocated  to  the
accounts  of participating  employees  and  their
beneficiaries,  to  the extent paid in cash, are.
at the direction of the  Company,  distributed to
the    participating    employees    and    their
beneficiaries


                     ITEM 7

Not applicable


                     ITEM 8

Not applicable


                     ITEM 9

Not applicable


                     ITEM 10

CERTIFICATION:

          By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                                       Page 6 of 6 Pages

                    SIGNATURE

          After  reasonable  inquiry  and  to the
best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 FEBRUARY 17, 1998
                -------------------
                     (Date)

THE COMPENSATION COMMITTEE OF  DIME COMMUNITY BANCORP, INC.

     By:  /s/ LOUIS V. VARONE
          ------------------------
                    (Signature)

           Louis V. Varone- Chairman
          --------------------------------------
                    (Name/Title)